Ivan Hsia To Depart Asia Pacific Wire & Cable Corporation Limited

TAIPEI, Taiwan, November 19, 2024 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (Nasdaq:APWC) today announced that Mr. James Lu, APWC’s Deputy Chief Financial Officer, has been named acting Chief Financial Officer (CFO) effective immediately. The appointment follows the resignation of Ivan Hsia, CFO, who will remain with the company through November 25, 2024.

“I thank Ivan for his years of service and dedication to APWC and wish him well in his future endeavors. We are pleased to have a strong talent in James to serve in the interim while APWC conducts an executive search for a new CFO,” said Yuan Chun Tang, Chief Executive Officer of APWC.

Since joining APWC 16 years ago, Mr. Lu has held senior leadership roles in its Corporate Planning Division and Strategic Sales Department and served as Senior Manager - Office of the Chief Financial Officer. Mr. Lu is familiar with the operating conditions of APWC’s subsidiaries and was involved in implementing the SAP Business Planning and Consolidation software application.
Before joining APWC, Mr. Lu held roles as Senior Manager of the Overseas Business Department at a Taiwan-based computer and motherboard manufacturer and as an auditor at two certified public accounting firms in Taiwan. Mr. Lu was conferred a Master of Business Administration degree from Lincoln University and received his undergraduate degree from Taiwan’s Oxford College majoring in accounting and statistics.

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Investor Relations Contact: Pacific Holdings Group Attn: Paul Weber 2901 Dallas Parkway, Suite 360 Plano, TX 75093 Phone: (469) 797-7191 Email: pweber@pusa.com